EATON & VAN WINKLE LLP
                                  3 Park Avenue
                               New York, NY 10016

                                January 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
   Attention: Max Webb, Assistant Director

               Re. Air Industries Group, Inc.
                   Revised Preliminary Schedule 14A
                   File No. 000-29245

Ladies and Gentlemen:

      On behalf of Air Industries Group, Inc., a Delaware corporation (the "Company"), I am submitting a revised preliminary Schedule 14A in connection with the Company's Special Meeting of Stockholders scheduled for April 2008.

      At the Special Meeting, stockholders will vote upon a proposal to authorize the Board of Directors to effect a reverse stock split of the Company's common stock within a specified range of rates at such time as it deems appropriate, if at all, before the end of 2008 (the "Reverse Stock Split Amendment"), and an amendment to increase the authorized common stock of the Company.

      On or about January 9, 2008, Hsiao-yun Peng issued the following comment telephonically with respect to the preliminary proxy statement filed on January 7, 2008: "Please revise the preliminary proxy statement to comply with Items 11, 13 and 14."

      The Company does not believe that Items 11, 13 and 14 are applicable. The Company has advised us that it has sufficient authorized, but unissued shares of common stock available to complete the previously reported acquisition of the Blair Companies referred to in the preliminary proxy statement and for any financing related thereto currently contemplated, and has included a statement to that effect in the revised preliminary proxy statement as part of the discussion relating to Proposal 1 under the caption "Reasons for this Proposal - Increase in Number of Authorized but Unissued Shares" (see the second paragraph). The principals representing the Blair Companies have advised the Company that they are willing to amend the documentation relating to the acquisition to eliminate the convertible preferred stock as part of the consideration for the sale of their shares of the Blair Companies and to negotiate substitute terms which do not require the issuance of shares of the Company's common stock. The proposals received and currently under review by the Company for financing the acquisition of the Blair Companies do not require the issuance of shares, or derivative securities, that would result in the issuance of shares of common stock in excess of that number of authorized but unissued shares available under the Company's certificate of incorporation, as amended. Furthermore, although as stated in that paragraph, the additional authorized shares of common stock will be available for issuance by the Board, among other things, for financings and acquisitions of other companies, as of this date the Company has not entered into any letters of intent, agreements in principle or definitive agreements with respect to any financings or other acquisitions.

      Please direct your comments, if any, or questions concerning this filing to me at (212) 561-3604, or in my absence to Mark Orenstein at (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.

                                                        Very truly yours,

                                                        /s/ Vincent J. McGill

Cc: Hsiao-yun Peng